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May 23, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zale Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2014 by TIG Advisors et. al.
File No. 001-04129

Soliciting Materials filed pursuant to Rule 14a-12 on May 9, 2014
File No. 001-04129

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 22, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with TIG Advisors, LLC and the other participants in its solicitation (collectively “TIG Advisors”), and we provide the following responses on TIG Advisors’ behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A
Proposal No. 1. Approval of Merger Agreement, page 5

1.	Please disclose the substance of your response to prior comments 2 and 5.

TIG Advisors acknowledges the Staff’s comment and has disclosed the substance of its responses to prior comments 2 and 5. See pages 5 and 7 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 23, 2014

2.
We note the revisions made on page 12 in response to prior comment 12.  Please revise your disclosure further to describe the fiduciary duties under which the Zale board “should seek to have discussions with Signet so that it may capture this likely upside potential and ensure that Zale’s shareholders are receiving a fair price for their Shares.”

TIG Advisors acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 12 of the Proxy Statement.

Soliciting Materials filed May 9, 2014

3.	We reissue prior comment 19. Your response does not support your statement that during the negotiation of the merger “BofA was still working to aggressively court Signet’s business.”

TIG Advisors acknowledges the Staff’s comment and has provided a clarification in its Proxy Statement to reconcile its disclosure with Zale’s disclosure in its revised proxy materials.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

CC:          Drew Figdor, TIG Advisors, LLC
John McVeigh, TIG Advisors, LLC
Aneliya Crawford, Olshan Frome Wolosky LLP